SECURITIES AND EXCHANGE COMMISSION

                         SCHEDULE 13D - Amendment No. 1
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Jones Intercable, Inc.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01


                          COMMON STOCK, PAR VALUE $.01

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                         (Title of Class of Securities)

                                   480206-200
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                                 (CUSIP Number)

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                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 12, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 480206-200
--------------------
1.        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS
          Comcast Corporation
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                       (b) /X/

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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS

                                                                              WC
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   / /
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6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
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NUMBER OF                  7.       SOLE VOTING POWER
SHARES                    ------------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                  ------------------------------------------------------
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                 ------------------------------------------------------
PERSON WITH               10.       SHARED DISPOSITIVE POWER
                                                              Class A 12,782,500
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11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                              Class A 12,782,500
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12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          / /

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13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           35.5%
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14.       TYPE OF REPORTING PERSON

                                                                              CO
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                                  Page 2 of 12

CUSIP NO. 480206-200
--------------------
1.        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
          ABOVE PERSONS
          Comcast Corporation
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                       (b) /X/

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

                                                                              WC
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   / /
--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
--------------------------------------------------------------------------------

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                    ------------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
OWNED BY                  ------------------------------------------------------
EACH                       9.       SOLE DISPOSITIVE POWER
REPORTING                 ------------------------------------------------------
PERSON WITH               10.       SHARED DISPOSITIVE POWER
                                                                Common 2,878,151
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                Common 2,878,151
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           56.3%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

                                                                              CO
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                                  Page 3 of 12

         This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed on June 1, 1998, by Comcast Corporation., a Pennsylvania Corporation, with respect to Common Stock, par value $.01 per share, and Class A Common Stock, par value $.01 per share, of Jones Intercable, Inc., a Colorado corporation whose principal executive office is located at 9697 E. Mineral Avenue, Englewood, Colorado 80112.

         Unless otherwise defined herein, each capitalized term used herein has the same meaning ascribed to it in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER
         -------------------

         Item 1 is amended to read as follows: This Statement relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Common Stock, par value $.01 per share (the "Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company").

         The address of the Company's principal executive office is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 4   PURPOSE OF TRANSACTION
         ----------------------

         Comcast acquired its right to acquire the Shares (as defined in Item 5) as the result of having entered into the Amended and Restated Purchase and Sale Agreement and the Comcast/Jones Agreement, both described in Item 6 below. Comcast entered into the Amended and Restated Purchase and Sale Agreement and the Comcast/Jones Agreement for the purpose of investing in, and obtaining control of shares of capital stock sufficient to elect a majority of the board of directors of, the Company. Upon the consummation of the transactions contemplated by the Comcast/Jones Agreement, the Amended Option Agreement and the Amended and Restated Purchase and Sale Agreement (the "Closing"), Comcast will own a sufficient number of shares of Common Stock to elect a majority of the board of directors of the Company and pursuant to the terms of the foregoing agreements, the directors of the Company, other than the three directors jointly designated by Jones and BTH pursuant to the Shareholders Agreement, will resign seriatim from the board of directors of the Company at the Closing and will be replaced by individuals designated by Comcast.

         Comcast may, subject to applicable securities laws, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Class A Common Stock or Common Stock from time to time through open market purchases or otherwise, as it determines in its sole discretion. Comcast has not determined whether it will acquire additional shares or fixed any number of shares of Class A Common Stock or Common Stock it might seek to acquire or any amount of money it may be willing to invest in the Company. Comcast is continuously evaluating the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and, may, at any time decide to dispose of any or all of the Shares.

         Except as specifically described above, Comcast, nor, to the best of Comcast's knowledge, any of the persons named on Annex A of the Schedule 13D, has any plan or proposal which would relate to or would result in any of the following transactions:

         a. any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         b. a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

         c. any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

         d. any material change in the present capitalization or dividend policy of the Company;

         e. any other material change in the Company's business or corporate structure;

         f. any change in the Company's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;

         g. the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         h. any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         i. any action similar to any of those enumerated above.


         Comcast intends periodically to review the Company's business affairs, financial position and prospects. Based on such review, and on general economic, industry and market conditions existing at the time, and on such other factors as it may determine to be relevant, Comcast may consider additional or alternative courses of action. Such actions may include the items specified in
(a) through (i) above or acquisitions of shares of Class A Common Stock or Common Stock through open market purchases or otherwise. There can be no assurance that Comcast will purchase any additional shares of Class A Common Stock or Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) Item 5(a) is amended to read as follows: Based on the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission ("SEC") and information provided by BTH and the Company, Comcast believes that as of August 11, 1998, the Company had 35,973,892 shares of Class A Common Stock issued and outstanding and 5,113,021 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast may be deemed to have the right to acquire, and therefore to be the beneficial owner of, 12,782,500 shares of Class A Common Stock (which represents approximately 35.5% of such class) (the "Class A Shares") and 2,878,151 shares of Common Stock (which represents approximately 56.3% of such class) (the "Common Shares," collectively with the Class A Shares, the "Shares"). Comcast's right to acquire the Shares is subject to the fulfillment of conditions contained in the Amended and Restated Purchase and Sale Agreement, the Comcast/Jones Agreement and the Amended Option Agreement (each as defined in Item 6 below).

         Because of the existence of the Purchase and Sale Agreement the Comcast/Jones Agreement and the Amended Option Agreement, Comcast may be deemed pursuant to Rule 13d-5 (b) (1), to be a member of a "group" with BTH with respect to the Class A Shares, and/or a member of a "group" with the Jones Entities (as defined below) with respect to the Common Shares. Comcast, however, expressly disclaims that it is a member of a "group" with BTH or with the Jones Entities.

         The term the Jones Entities shall mean all of the following collectively:

         1. Glenn R. Jones, an individual residing in the State of Colorado.

         2. Jones International, Ltd., a Colorado corporation ("International"). Mr. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International.

         3. Jones Entertainment Group, Ltd., a Colorado corporation ("JEG"). JEG is 80% owned by Jones 21st Century, Inc. (f/k/a Jones Digital Century, Inc.), a Colorado corporation, and 20% owned by BCI (U.S. Cable) Limited (f/k/a Bell Canada International BVI III Limited), a British Virgin Islands company. Jones 21st Century, Inc. is 95% owned by International and 5% owned by a member of Mr. Jones' family.

         4. Jones Space Segment, Inc., a Colorado corporation ("JSS"). JSS is 81% owned by International and 19% by Mr. Jones. The principal business of JSS is leasing satellite space on a communications satellite.

         5. Jones Global Group, Inc., a Colorado corporation ("JGG"). JGG is 80% owned by International and 20% by the Company.

         6. Jones Interdigital, Inc., a Colorado corporation ("Interdigital"). Interdigital is wholly owned by International.

         7. Jones Grantor Business Trust.

         8. Jones International Grantor Business Trust.

         To the best of Comcast's knowledge the following table sets forth the shares of Class A Common Stock and Common Stock beneficially owned by BTH and the Jones Entities. The following information is based solely on information provided to Comcast by BTH and the Jones Entities.

         (i) Common Stock:
             -------------

             Name                   Number of Shares of Common       Number of Shares of Common        Percent of
                                       Stock Owned Directly            Stock owned Indirectly             Class
-------------------------------    -----------------------------    -----------------------------    ----------------
The Jones Entities (1)                          0                             2,916,151(2)                57.0%
BTH(3)                                          0                             2,878,151                   56.3%


         (1) For purposes of Rule 13d-3, Comcast is informed that Mr. Jones may be deemed to have beneficial ownership of the shares of Common Stock owned by International, JEG, JSS, JGG and Interdigital. Also for purposes of Rule 13d-3, International may be deemed to have beneficial ownership of the shares of Common Stock owned by JEG, JSS, JGG and Interdigital. All of the shares of Common Stock held by Mr. Jones are owned of record by a trust.

         (2) For purposes of Rule 13d-3, Comcast is informed that this number includes 474,400 shares held by Mr. Jones, 2,277,416 shares held by International, 100,400 shares held by JEG, 35,707 shares held by JSS, 27,585 shares held by JGG and 643 shares held by Interdigital. All of the shares of Common Stock held by International are owned of record by a trust.

         (3) For purposes of Rule 13d-3, Comcast is informed that BTH may be deemed to have beneficial ownership of the 2,878,151 shares of Common Stock covered by the Amended Option Agreement. By virtue of BTH being an indirect wholly-owned subsidiary of BCE Inc., a corporation incorporated under the Canada Business Corporations Act ("BCE"), Comcast is informed that BCE may be deemed to beneficially own the 2,878,151 shares of Common Stock covered by the Option Agreement.

         (ii) Class A Common Stock:
              ---------------------

             Name                   Number of Shares of Common       Number of Shares of Common        Percent of
                                       Stock Owned Directly            Stock owned Indirectly           Ownership
-------------------------------    -----------------------------    -----------------------------    ----------------
Glenn R Jones(1)                            828,006(2)                        1,497,373(3)                6.5%
International                               1,497,373                              0                      4.2%
BTH                                            0                             12,782,500(4)                35.5%


         (1) For purposes of Rule 13d-3, Comcast is informed that Mr. Jones may be deemed to have beneficial ownership of the shares of Class A Common Stock owned by International.

         (2) For purposes of Rule 13d-3, Comcast is informed that this number includes Mr. Jones's vested options to purchase 301,113 shares.

         (3) For purposes of Rule 13d-3, Comcast is informed that this number represents shares held of record by International.

         (4) For purposes of Rule 13d-3, Comcast is informed that by virtue of BTH being an indirect wholly-owned subsidiary of BCE, BCE may be deemed to beneficially own such shares.

         Other than the Shares, Comcast disclaims beneficial ownership of any other shares of Class A Common Stock or Common Stock which may be beneficially owned by BTH or the Jones Entities.

         (d) Item 5(d) is amended to read as follows: To the best of Comcast's knowledge, BTH and US Cable have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares. To the best of Comcast's knowledge, the Jones Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------------------------------------

         Item 6 is amended by adding the following:

         On August 12, 1998, BTH, Comcast, the Company and the Jones Entities entered into the following documents (the "Transaction Documents"): (1) the Agreement dated August 12, 1998, by and among Comcast, the Jones Entities and certain affiliates of the Jones Entities named therein (the "Comcast/Jones Agreement"); (2) the Amended and Restated Purchase and Sale Agreement, dated August 12, 1998, by and among Comcast, BTH, US Cable and Intercable (the "Amended and Restated Purchase and Sale Agreement"); (3) Amendment No. 1 to the Option Agreements, dated August 12, 1998, by and among certain of the Jones Entities and The Bank of New York (as successor agent to Morgan Guaranty Trust Company of New York) as agent for BTH and Comcast (the "Amended Option Agreement") and (4) the Agreement and Amendment No. 1 to Shareholders Agreement by and among the Company, the Jones Entities, BTH, US Cable and Intercable. The Transaction Documents contemplate, among other things, subject to the satisfaction or waiver of certain conditions precedent, (i) the immediate exercise of the Control Option and acquisition of the Common Shares by Comcast,
(ii) the acquisition by Comcast of the Class A Shares currently beneficially owned by US Cable and (iii) the resignation of all of the directors of the Company other than those certain directors mutually designated by Jones and BTH pursuant to the Shareholders Agreement and the election of directors designated by Comcast to fill such vacancies (the consummation of such transactions being referred to herein as the "Closing"). In the event that the Closing is not consummated on or prior to June 30, 1999, the Jones/Comcast Agreement will be terminated and Comcast and BTH will alternatively proceed with the Initial Purchase and the Final Purchase as more fully described in the Schedule 13D.

         Comcast will pay BTH approximately $500 million in cash at the Closing, and in addition, will pay certain of the Jones Entities an aggregate of $200 million in cash to acquire the Common Shares pursuant to the Amended Option Agreement. Comcast made a deposit of $50 million on August 12, 1998 under the Comcast/Jones Agreement and certain of the Jones Entities pledged to Comcast 2,000,000 shares of Class A Common Stock of the Company (the "Pledged Shares") as security with respect to such deposit. Such pledged shares are not part of, or subject to, the Amended Option Agreement. The $50 million plus interest will be credited towards the $200 million to be paid to the Jones Entities at the Closing pursuant to the Amended Option Agreement. Upon a termination of the Comcast/Jones Agreement due to a breach of such Agreement by Comcast, the Jones Entities can retain the $50 million deposit and Comcast will release the Pledged Shares. Upon a termination of the Comcast/Jones agreement for any other reason, the Jones Entities must return the $50 million deposit plus interest. The Pledged Shares secure the Jones Entities obligation to so return such deposit.

         Also on August 12, 1998, the Shareholders Agreement was amended to provide that at the Closing, certain of the provisions of the Shareholders Agreement will terminate, principally those with respect to the programming rights of Mr. Jones and International. As a result, Mr. Jones and International will receive $25 million compensation from the Company for the termination of such rights. The amended Shareholders Agreement also contemplates that a number of other agreements between the Company, Mr. Jones, International and BTH will also be terminated at the Closing. BTH's programming rights under the Shareholders Agreement will be assigned to Comcast at the Closing.

         The Closing is conditioned on the satisfaction or waiver of certain conditions precedent, including, without limitation, (i) expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of certain other governmental and franchise approvals, (iii) absence of any governmental order, injunction or applicable law prohibiting the transactions contemplated by the Transaction Documents or requiring any party to divest a material portion of its assets as a result of the consummation of the transactions, (iv) receipt of all material third party consents and approvals, (v) truth and accuracy of certain representations and warranties, (vi) absence of material adverse change to the Company during the period commencing March 31, 1998 to and including the earlier to occur of the Closing, the Initial Purchase and December 31, 1998, (vii) compliance by each party in all material respects with the covenants required of it pursuant to the Transaction Documents and (viii) certain changes to the Company's severance plan. Comcast and the Jones Entities are not required to agree to any consent decree related to objections by the Department of Justice or the Federal Trade Commission to the contemplated transactions.

         Some of the covenants and agreements of Comcast include: entering into a carriage agreement with Knowledge TV ("KTV") and Great American Country, Inc. ("GAC"), acknowledging certain agreements between the Company and the Jones Entities and agreeing not to challenge their validity, waiving claims it may have, if any, against the Jones Entities, using its reasonable best efforts to cause the Company not to modify certain indemnification rights of officers, directors and employees of the Company, performing its obligations and enforcing its rights under the Comcast/BTH Agreement and not amending such agreement without the consent of the Jones Entities, and paying a $1.5 million fee to International for financial advisory, brokerage and consulting services rendered to the Company.

         Some of the covenants and agreements of the Jones Entities include:
Jones and the Jones Nominees (as defined in the Shareholders Agreement) resigning from the Company's board of directors and filling the vacancies with individuals chosen by Comcast, offering the Company the opportunity to enter into certain transactions following the Closing, releasing certain claims against the BTH Entities and Comcast, causing KTV and GAC to amend certain agreements with the Company, and refraining from entering into agreements with the Company other than those specifically permitted under the Comcast/Jones Agreements.

         Some additional covenants of the Jones Entities with respect to the Company include: using reasonable best efforts to ensure that the Company does not perform certain actions without the consent of Comcast or pursuant to notice provisions defined in the Transaction Documents, and using reasonable best efforts to preserve the business and business organization of the Company.

         During the period beginning on August 12, 1998 and ending on the earlier to occur of the Closing or the Final Purchase, as the case may be, BTH and its affiliates will continue to own the Class A Shares and the Jones Entities will continue to own the Common Shares and will continue to exercise their rights and fulfill their obligations under the Shareholders Agreement. BTH will consult with Comcast from time to time prior to exercising certain consent rights, rights of first refusal, tag-along rights, etc., held by BTH under the Shareholders Agreement as more fully described in the Schedule 13D. BTH has agreed to cause the directors designated by it pursuant to the Shareholders Agreement to resign at the Closing and to elect individuals designated by Comcast to fill such vacancies.

         Pursuant to the Transaction Documents and conditioned upon the consummation of the Closing, the Jones Entities, the Company and BTH have each agreed to waive and release any claims they may have against each other, except for those obligations, rights, actions, causes of action, claims, demands, damages, costs, expenses or liabilities of each such party under the amended Option Agreement or with respect to any judgment previously obtained in any court of competent jurisdiction. Moreover, the Jones Entities, the Company, BTH, US Cable and Intercable have agreed to take or to refrain from taking any and all actions necessary or advisable to seek a stay of any proceedings relating to that certain lawsuit brought by BTH against the Company, International, Jones Internet Channel, Inc. and Glenn R. Jones, which was filed before the U.S. District Court for the District of Colorado, including the appeal of the order entered on May 5, 1998, until the earlier to occur of the Closing (at which time the parties shall dismiss the litigation with prejudice) and the expiration or termination of the Comcast/ Jones Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
         ---------------------------------

         Exhibit 1: Purchase and Sale Agreement dated May 22, 1998 by and among Comcast, BTH, US Cable and Intercable (Incorporated by Reference to the Schedule 13-D)

         Exhibit 2: Amendment to Option Agreements dated as of August 12,
                    1998, between Bank of New York, as successor agent to Morgan Guaranty Trust Company of New York, (as agent for BTH and Comcast) and the Jones Entities

         Exhibit 3: Amended and Restated Purchase and Sale Agreement dated as of May 22, 1998 and amended as of August 12, 1998 among BTH, U.S. Cable, Intercable, and Comcast.

         Exhibit 4: Agreement dated as of August 12, 1998, among Comcast and the Jones Entities.

         Exhibit 5: Agreement and Amendment No. 1 to Shareholders Agreement,
                    entered into as of August 12, 1998, amending the Shareholders Agreement dated as of December 20, 1994, among the Company, the Jones Entities and BTH.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated:  August 12, 1998

                       COMCAST CORPORATION

                       By: /s/ ARTHUR R. BLOCK
                           --------------------------------------------------
                       Name:   Arthur R. Block

                       Title: Vice President and Senior Deputy   General
                       Counsel